UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Board of  Directors'  Proposals  to be submitted  to the  stockholders  of Banco
Bradesco S.A., in the Special General Meeting of Jan 10, 2003, at 5 p.m.

1)   To  partially  alter the  Bylaws,  letter "e" of Article 9,  extending  the responsibilities of the Board of Directors, who will now authorize the acts related to assets included in Permanent Assets and the investment interests of its direct and  indirect  subsidiaries,  and the  "caput" of Article 13, improving its wording. Should this proposal be approved, the text of letter
     "e" of article 9 and the  "caput" of Article 13 will be as  follows,  after homologation of the process by the Central Bank of Brazil:  "Article 9): In addition  to the duties set forth by law and in these  Bylaws,  the Board's responsibilities  and duties  include the  following:  e) to authorize  the acquisition,  sale and encumbrance of assets  included as Permanent  Assets and of its non-permanent  investment  interests and those of its direct and indirect  subsidiaries,  when  amounting  to more than 1% (one  percent) of their respective Stockholders' Equity. Article 13) It is incumbent upon the
     Officers of the Executive  Board to manage and represent the Company,  with powers to bind it in any acts and agreements of its interests.  The Offices may transact and waive rights and acquire,  sell and encumber assets,  with due regard to the  provision  in letter "e" of Article 9 of this  Corporate
     Bylaws.".

2)   To cancel  9,797,900,000  nominative  book-entry common stocks, with no par value, held in treasury,  representing its Company Capital, without capital decreasing, acquired by the Company based on resolutions taken by the Board of Directors  in meetings of April 1, July 11 and  November 26, 2002,  with the consequent  alteration to the "caput" of Article 6 of the Bylaws, which will come in to force with the following  text,  after  homologation of the process by the Central Bank of Brazil:  "Article 6) The Company  Capital is
     five billion, two hundred million reais (R$  5,200,000,000.00),  consisting of one trillion,  four hundred and twenty-seven billion,  eight hundred and
     eighty  million,  three  hundred  and  one  thousand,   eight  hundred  and
     thirty-seven  (1,427,880,301,837)  nominative book-entry stock, with no par value,  of which seven  hundred and  nineteen  billion,  three  hundred and forty-two  million,  six hundred  and ninety  thousand,  three  hundred and eighty-five  (719,342,690,385) are common stock and seven hundred and eight billion,  five  hundred and  thirty-seven  million,  six hundred and eleven thousand, four hundred and fifty-two  (708,537,611,452) are preferred stock with no voting  rights,  but with priority in the redemption of the Company
     Capital, in the event of the Company's  liquidation and with all the rights and  advantages  conferred  upon common  stock,  as well as  dividends  ten percent (10%) higher than those assigned to common stock.".

3)   In order to provide  continuity and strengthen the investments in extending and modernizing our facilities,  particularly  the  telecommunications  and
     information   technology   systems,  to  ensure  the  Bank's  structure  is
     maintained at adequate levels to provide efficient  services,  we propose a
     Company   Capital   increase  of   R$501,000,000.00,   increasing  it  from
     R$5,200,000,000.00   to    R$5,701,000,000.00,    by   means   of   issuing
     66,800,000,000  new nominative  book-entry stock, with no par value,  being
     33,652,745,021   common   and   33,147,254,979   preferred,   for   private
     subscription at the price of R$7.50 per lot of one thousand  stocks,  which will be fully  incorporated  to  Company  Capital,  with due  regard to the period to exercise  the right of first  refusal,  to be  subscribed  by the stockholders in the proportion of  4.678263291% of the investment  interest held by each  stockholder at the date of the Meeting.

     In the subscription act,  stockholder shall provide cash payment of 100% of the amount of subscribed stocks in Brazilian currency.

     The issue  price was fixed based on the First  Paragraph  of Article 170 of
     Law 6.404/76, with prevalence given to the weight average quotation for the stocks on the market,  given the highly  negotiable nature of these stocks.
     Fixing the price at levels  lower  than the  market  price aims to confer a margin for the normal  development  of the operation and, at the same time, to provide conditions to the price formation of the subscription right.

     Subscription  by the  stockholders,  in the proportion of their  investment interests in the Company  Capital,  shall be made between the period Jan 20 and Feb 19, 2003. In the event there are stocks  leftover  after the period to exercise  this right of first  refusal has lapsed,  those stocks will be sold  in an  auction  to be  held  at the  Sao  Paulo  Stock  Exchange,  in accordance with set forth in letter "a" of the Seventh Paragraph of Article
     171 of Law 6.404/76,  at the minimum unit price corresponding to 90% of the weight average quotations  verified on the Sao Paulo Stock Exchange for the common and preferred stocks, with the lower quotation between the two types prevailing,  for the previous 10 (ten) day-end quotations immediately prior to the date of the official  communication  of the final stocks leftover by this Bank,  obeying  the minimum  subscription  price to be approved in the
     Meeting.  All of the amount  that  exceeds the  subscription  value will by recorded  in full as a credit to the  "Capital  Reserve  - Stock  Goodwill"
     account, benefiting all of the stockholders, without distinction.

     The stock  subscribed under the  aforementioned  capital increase will have the right to dividends and/or monthly interest on own capital, and possible complementary  interest,  as from the month of approval  of the  respective process by the Central Bank of Brazil.  Any advantages  attributed to other stocks  as from the  month in  which  this  approval  occurs  will  also be attributed  in full to these  stocks.  As a result,  the text of "caput" of
     Article  6 of the  Corporate  Bylaws  shall be  altered  accordingly  after completion of the capital increase  process,  which shall take place in the
     General Meeting ratification.

                                  Cidade de Deus, Osasco, SP, December 20, 2002

                                  Board of Directors

                                  Lazaro de Mello Brandao   - President
                                  Antonio Bornia            - Vice-President
                                  Dorival Antonio Bianchi
                                  Marcio Artur Laurelli Cypriano
                                  Denise Aguiar Alvarez Valente

We declare  that the  present is a faithful  copy of the  extract of the Special
Meeting number 886 of the Board of Directors of the Bank,  held on Dec 20, 2002, recorded in the  appropriate  book.  Banco Bradesco S.A. SS (Luiz Carlos Trabuco
Cappi, Milton Almicar Silva Vargas).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2002

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.